                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (AMENDMENT NO. 1)*

                             3Dfx Interactive Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   88553X103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 John Danforth
                                General Counsel
                              Creative Labs, Inc.
                              1901 McCarthy Blvd.
                           Milpitas, California 95035
                                 (408) 428-6600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 14, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 88553X103                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Creative Technology Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO      [_]
 5     ITEMS 2(d) or 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      SINGAPORE

------------------------------------------------------------------------------
                          SOLE VOTING POWER*
                     7
     NUMBER OF            25,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER*
                     9
    REPORTING             25,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
11
      25,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.2% (as of December 15, 1998)(based on 15,592,912 shares outstanding as of October 30, 1998)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 6 pages

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 88553X103                                      PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CTI Limited

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO      [_]
 5     ITEMS 2(d) or 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      BERMUDA

------------------------------------------------------------------------------
                          SOLE VOTING POWER*
                     7
     NUMBER OF            443,900

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER*
                     9
    REPORTING             443,900

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
11
      443,900

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.8% (as of December 15, 1998)(based on 15,592,912 shares outstanding as of October 30, 1998)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 3 of 6 pages

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 88553X103                                      PAGE 4 OF 6 PAGES
-----------------------                                  ---------------------



The following materials amend the corresponding items set forth in the Schedule 13D dated October 19, 1998 filed by Creative Technology Ltd., a Singapore corporation, and its subsidiary, CTI Limited, a Bermuda corporation (collectively "Creative").

ITEM 1 - SECURITY AND ISSUER

This Amendment No. 1 relates to the shares of Common Stock, no par value ("Common Stock"), of 3Dfx Interactive, Inc., a California corporation (the "Issuer"). The address of the principal executive office of the Issuer is 4435 Fortran Drive, San Jose, California 95134.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

          (a) As of December 15, 1998, Creative beneficially owned 468,900 shares of the Issuer's Common Stock, representing approximately 3.0% of the 15,592,912 shares of Common Stock outstanding as of October 30, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998. Of such shares beneficially owned by Creative, 25,000 may be acquired through the exercise of a warrant.

          (b) CTI Limited has sole power to vote or direct the vote, and dispose or direct the disposition of, all of the shares described above, other than the 25,000 shares of Common Stock purchaseable by Creative Technology Ltd., as to which Creative Technology Ltd. has sole power to vote or direct the vote, and dispose or direct the disposition of, all of such 25,000 shares.

          (c) Each of Creative and its executive officers and directors has had no transactions in shares of Common Stock of the Issuer since October 19, 1998, except for the following sales of shares of Common Stock by CTI Limited:

                  DATE OF SALE                     NUMBER OF SHARES                SELLING PRICE PER SHARE
        ---------------------------------  --------------------------------  ------------------------------------
               December 14, 1998                      544,200                               $13.95

          (d)  None

          (e) Creative ceased to be the owner of 5% of the outstanding shares of the Issuer on December 14, 1998.

                              Page 4 of 6 pages

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 88553X103                                      PAGE 5 OF 6 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 15, 1998       /s/  Ng Keh Long
                             --------------------------------------------------
                                    Ng Keh Long
                             Chief Financial Officer of Creative Technology Ltd.



Date:  December 15, 1998       /s/  Ng Keh Long
                            ---------------------------------------------------
                                    Ng Keh Long
                            President of CTI Limited


                              Page 5 of 6 pages

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 88553X103                                      PAGE 6 OF 6 PAGES
-----------------------                                  ---------------------

                                   EXHIBIT A
                                   ---------

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment No. 1 to Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment No. 1 to Schedule 13D jointly on behalf of each of such parties.

Date:  December 15, 1998      Creative Technology Ltd.

                              By: /s/ Ng Keh Long
                                 ----------------------------------

                              Printed Name: Ng Keh Long
                                           ------------------------

Date: December 15, 1998       CTI Limited

                              By: /s/ Ng Keh Long
                                 ----------------------------------

                              Printed Name: Ng Keh Long
                                           ------------------------



                              Page 6 of 6 pages